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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

RUBY TUESDAY, INC.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

781182100

 (CUSIP Number)

Becker Drapkin Management, L.P.
  Attn:  Steven R. Becker
  Attn:  Matthew A. Drapkin
300 Crescent Court
Suite 1111
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 391,900
	8	SHARED VOTING POWER 492,000
	9	SOLE DISPOSITIVE POWER 391,900
	10	SHARED DISPOSITIVE POWER 492,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Partners (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 348,785
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 348,785
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,785
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,015
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 56,015
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,015
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. BD Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 87,200
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 883,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 883,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 883,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 883,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 883,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 883,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 781182100
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael Brodsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

On June 16, 2011, the BD Parties (as defined in Item 2), the Carlson Parties (as defined in Item 5) and Michael Brodsky (“Mr. Brodsky”) entered into an Amended and Restated Group Agreement (the “Group Agreement”).  The Group Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.  As a result of entering into the Group Agreement, the BD Parties, the Carlson Parties and Mr. Brodsky may be deemed to be a “group” pursuant to Rule 13d−5(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"). The security interests reported in this statement on Schedule 13D (this “Statement”) do not include security interests owned by the Carlson Parties.  The Carlson Parties are filing a separate statement on Schedule 13D to report their beneficial ownership of the common stock, par value $0.01 per share (the “Common Stock”) of Ruby Tuesday, Inc., a Georgia corporation (the “Issuer”).  This Statement only reports information on the BD Parties and Mr. Brodsky and does not report any acquisition or disposition of the Common Stock by the Carlson Parties.

Item 1.	Security and the Issuer
This Statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 150 West Church Avenue, Maryville, Tennessee 37801.
Item 2.	Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):  Becker Drapkin Management, L.P., a Texas limited partnership (“BD Management”); Becker Drapkin Partners (QP), L.P., a Texas limited partnership (“Becker Drapkin QP”); Becker Drapkin Partners, L.P., a Texas limited partnership (“Becker Drapkin, L.P.”); BD Partners III, a Texas limited partnership (“BD Partners III”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); Matthew A. Drapkin (“Mr. Drapkin”) and Mr. Brodsky.  The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 2 and incorporated herein by reference (the “Joint Filing Agreement”).

Becker Drapkin QP, Becker Drapkin, L.P. and BD Partners III are collectively referred to herein as the “Becker Drapkin Funds”.

BD Management, Becker Drapkin QP, Becker Drapkin, L.P., BD Partners III, BCA, Mr. Becker and Mr. Drapkin are collectively referred to herein as the “BD Parties”.

Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of BD Management.  Mr. Becker and Mr. Drapkin are also limited partners of BD Management.  BD Management is the general partner of, and investment manager for, the Becker Drapkin Funds and a separate managed account on behalf of an investment advisory client (the “Managed Account”).

BD Parties

(b) The business address of the BD Parties is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

(c) The present principal occupation of each of Mr. Becker and Mr. Drapkin is serving as the co-managing member of BCA.  The principal business of BCA is serving as the general partner of BD Management.  The principal business of BD Management is serving as the general partner of, and investment manager for, the Becker Drapkin Funds and the Managed Account.  The principal business of each of the Becker Drapkin Funds is acquiring and holding securities for investment purposes.

(d) None of the BD Parties have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the BD Parties have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Becker and Mr. Drapkin are citizens of the United States of America.  The place of organization of all other BD Parties is listed in paragraph (a) of this Item 2.

Mr. Brodsky

(b) The business address of Mr. Brodsky is 1740 N St. NW, Washington, DC 20036.

(c) The present principal occupation of Mr. Brodsky is serving as the Co-Chief Executive Officer of Federated Sports and Gaming, Inc.

(d) Mr. Brodsky has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Brodsky has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Brodsky is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or other Consideration

The BD Parties expended an aggregate amount equal to $7,156,015.72 (including commissions) to purchase 683,900 shares of Common Stock and $1,165,077.00 (including commissions) to purchase over-the-counter American-style call options exercisable for 200,000 shares of Common Stock until October 22, 2011.  Funds used to purchase reported securities held in the accounts of the Becker Drapkin Funds have come from working capital of the Becker Drapkin Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  Funds used to purchase reported securities held by the Managed Account have come from the funds of the Managed Account.

Mr. Brodsky expended an aggregate of approximately $102,710 (including commissions) to purchase 10,000 shares of Common Stock.  Funds used to purchase reported securities held in the account of Mr. Brodsky have come from the personal funds of Mr. Brodsky.

Item 4.	Purpose of Transaction

(a)-(j) The Reporting Persons originally purchased the Common Stock based on their belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.

On June 1, 2011, Becker Drapkin QP and Becker Drapkin, L.P. (together, the “Nominating Parties”), in compliance with the bylaws of the Issuer, delivered to the Vice President, General Counsel and Secretary of the Issuer their formal notice of intent to nominate directors at the 2011 annual meeting of stockholders of the Issuer (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Annual Meeting”) (the “Notice”).  The Notice states that the Nominating Parties intend to nominate for election to the Board of Directors (the “Board”) of the Issuer: Mr. Becker, Mr. Brodsky and Mr. Drapkin.  The foregoing description of the Notice in this Statement is qualified in its entirety by reference to the full text of the Notice, which is filed as Exhibit 3 to this Statement and is incorporated by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, intend to discuss with the Issuer ways in which such undervaluation can be rectified.  The Reporting Persons also intend to engage the Issuer in discussions regarding the assets, business, strategy, financial condition and/or operations of the Issuer and how to maximize shareholder value.  Subject to applicable law and regulations, and, depending upon certain factors, including without limitation, general market and investment conditions, the financial performance and strategic direction of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of such shares desirable, the Reporting Persons may, among other things, increase their position in the Issuer through the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons deem advisable.

In addition, the Reporting Persons may, from time to time and at any time, acquire other equity, debt, notes, instruments or other securities of the Issuer (collectively with the Common Stock, “Securities”) in the open market or otherwise.  The Reporting Persons reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

In addition, based on the above discussions with the Issuer and subject to the factors described above, the Reporting Persons may have discussions with other stockholders and potential nominees to the Board, including with respect to the nominees proposed by the Nominating Parties in the Notice; make proposals to the Issuer concerning changes to the strategy, capitalization, ownership structure, operations, or Articles of Incorporation or Bylaws of the Issuer; or change their intention with respect to any and all matters referred to in this Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Pursuant to the Group Agreement, the Reporting Persons have agreed to coordinate their actions with the Carlson Parties with respect to the foregoing and may be deemed to have formed a “group” pursuant to Rule 13d–5(b)(1) promulgated under the Exchange Act.

Item 5.	Interest in Securities of the Issuer

BD Parties

(a), (b) The BD Parties may be deemed to beneficially own in the aggregate 883,900 shares of Common Stock (which includes 200,000 shares of Common Stock underlying over-the-counter American-style call options exercisable until October 22, 2011).  Based upon a total of 65,097,871 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending March 1, 2011, the Reporting Persons’ shares represent approximately 1.358% of the outstanding shares of Common Stock.

On June 16, 2011, the Group Agreement was entered into by (i) the BD Parties; (ii) Double Black Diamond Offshore Ltd.; Black Diamond Offshore Ltd.; Carlson Capital, L.P.; Asgard Investment Corp.; and Clint D. Carlson (collectively, the “Carlson Parties”); and (iii) Mr. Brodsky (collectively, the “Group”).  As a result of the Group Agreement, the BD Parties, the Carlson Parties and Mr. Brodsky may be deemed to be a “group” pursuant to Rule 13d−5(b)(1) promulgated under the Exchange Act.  Collectively, the Group may be deemed to beneficially own 4,143,900 shares of Common Stock (which includes 200,000 shares of Common Stock underlying over-the-counter American-style call options exercisable until October 22, 2011), which represent approximately 6.366% of the outstanding shares of Common Stock.  The BD Parties each disclaim beneficial ownership of any shares of Common Stock beneficially owned by any other member of the Group.

Becker Drapkin QP owns 348,785 shares of Common Stock (which includes 174,300 shares of Common Stock underlying over-the-counter American-style call options exercisable until October 22, 2011) (the “Becker Drapkin QP Shares”), which represent approximately 0.536% of the outstanding shares of Common Stock.

Becker Drapkin, L.P. owns 56,015 shares of Common Stock (which includes 25,700 shares of Common Stock underlying over-the-counter American-style call options exercisable until October 22, 2011) (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.086% of the outstanding shares of Common Stock.

BD Partners III owns 87,200 shares of Common Stock (the “BD Partners III Shares”), which represent approximately 0.134% of the outstanding shares of Common Stock.

The Becker Drapkin QP Shares, Becker Drapkin, L.P. Shares and BD Partners III Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares.  Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares and BD Partners III Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin, L.P. Shares.  Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares and BD Partners III Shares.

BD Partners III has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the BD Partners III Shares.  Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares and Becker Drapkin, L.P. Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares.  BD Management in its capacity as investment manager for the Managed Account has the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 391,900 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 0.602% of the outstanding shares of Common Stock.  BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management.  BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA.  Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no BD Party owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the BD Parties in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Date	Number of Shares Purchased (Sold)	Average Price per Share
BD Management	5/9/2011	9,300	$10.4761
BD Management	5/10/2011	12,600	$10.5641
BD Management	5/11/2011	35,000	$10.3679
BD Management	5/12/2011	57,000	$10.4059
BD Management	5/13/2011	37,800	$10.4416
BD Management	5/16/2011	20,000	$10.4742
BD Management	5/17/2011	16,300	$10.4259
BD Management	5/18/2011	11,000	$10.5648
BD Management	5/19/2011	1,400	$10.5850
BD Management	5/20/2011	50,000	$10.8214
BD Management	5/23/2011	7,400	$10.7783
BD Management	5/24/2011	6,300	$10.5709
BD Management	5/25/2011	5,800	$10.5455
BD Management	5/26/2011	28,900	$10.8016
BD Management	5/27/2011	16,000	$10.8091
BD Management	5/31/2011	22,900	$10.5939
BD Management	6/1/2011	9,700	$10.1514
BD Management	6/3/2011	8,500	$9.7075
BD Management	6/6/2011	20,000	$9.7726
BD Management	6/7/2011	16,000	$9.8256

BD Partners III	5/27/2011	14,000	$10.8025
BD Partners III	5/27/2011	11,100	$10.8119
BD Partners III	5/31/2011	4,000	$10.5999
BD Partners III	5/31/2011	6,500	$10.5903
BD Partners III	6/1/2011	11,600	$10.1155
BD Partners III	6/15/2011	20,000	$9.9470
BD Partners III	6/16/2011	20,000	$9.9948

Becker Drapkin QP	5/9/2011	8,102	$10.4761
Becker Drapkin QP	5/10/2011	10,976	$10.5641
Becker Drapkin QP	5/11/2011	30,489	$10.3599
Becker Drapkin QP	5/12/2011	49,653	$10.4059
Becker Drapkin QP	5/13/2011	32,928	$10.4416
Becker Drapkin QP	5/16/2011	17,422	$10.4742
Becker Drapkin QP	5/17/2011	14,199	$10.4259
Becker Drapkin QP	5/18/2011	9,583	$10.5648
Becker Drapkin QP	5/19/2011	1,133	$10.5855

Becker Drapkin, L.P.	5/9/2011	1,198	$10.4761
Becker Drapkin, L.P.	5/10/2011	1,624	$10.5641
Becker Drapkin, L.P.	5/11/2011	4,511	$10.3599
Becker Drapkin, L.P.	5/12/2011	7,347	$10.4059
Becker Drapkin, L.P.	5/13/2011	4,872	$10.4416
Becker Drapkin, L.P.	5/16/2011	2,578	$10.4742
Becker Drapkin, L.P.	5/17/2011	2,101	$10.4259
Becker Drapkin, L.P.	5/18/2011	1,417	$10.5648
Becker Drapkin, L.P.	5/19/2011	167	$10.5855
Becker Drapkin, L.P.	5/26/2011	4,500	$10.7894

Date	Title and Amount of Security	Title and Amount of Underlying Securities	Strike Price	Expiration Date	Price Per Share	Amount	Trans action Type
Becker Drapkin QP
5/9/2011	1,743 American-style call options	174,300 shares of Common Stock	$5.0000	10/22/2011	$5.7952	$1,010,103	BUY

Becker Drapkin, L.P.
5/9/2011	257 American-style call options	25,700 shares of Common Stock	$5.0000	10/22/2011	$5.7952	$148,937	BUY

(d) No person other than the BD Parties, and the Managed Account with respect to the Managed Account Shares, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Mr. Brodsky

(a), (b) Mr. Brodsky may be deemed to beneficially own in the aggregate 10,000 shares of Common Stock.  Based upon a total of 65,097,871 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending March 1, 2011, Mr. Brodsky’s shares represent approximately 0.015% of the outstanding shares of Common Stock.

On June 16, 2011, the Group Agreement was entered into by the Group.  As a result of the Group Agreement, the BD Parties, the Carlson Parties and Mr. Brodsky may be deemed to be a “group” pursuant to Rule 13d−5(b)(1) promulgated under the Exchange Act.  Collectively, the Group may be deemed to beneficially own 4,143,900 shares of Common Stock, which represent approximately 6.366% of the outstanding shares of Common Stock.

Mr. Brodsky has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) Mr. Brodsky’s shares.  Mr. Brodsky disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other member of the Group.

As of the date hereof, Mr. Brodsky does not own any shares of Common Stock other than those set forth in this Item 5.

(c) Mr. Brodsky purchased 10,000 shares of Common Stock on June 1, 2011 at an average price of $10.2510, via brokered transactions.

(d) No person other than Mr. Brodsky has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock owned by Mr. Brodsky.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 16, 2011, the BD Parties, the Carlson Parties and Mr. Brodsky entered into the Group Agreement pursuant to which they agreed, among other things, to (a) generally consult with each other with respect to the purchase or sale of shares of Common Stock, (b) coordinate their actions with respect to any discussions with the Issuer regarding the Issuer’s assets, business, capitalization, corporate governance, financial condition or operations, (c) not acquire any securities of the Issuer if as a result the Group would be deemed to have beneficial ownership of 10% or more of any class of the outstanding equity of the Issuer without the prior agreement of BD Management, or its representatives, and Carlson Capital, L.P., or its representatives, (d) share certain expenses incurred in connection with the foregoing and (e) pay, in the case of Carlson Capital, L.P., certain fees to BD Management based upon their profits from their holdings of Common Stock.  The Group Agreement is attached hereto as Exhibit 1 and all descriptions thereof in this Statement are qualified in their entirety by reference to the full text of the Group Agreement, which is incorporated by reference herein.

On June 17, 2011, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  Such Joint Filing Agreement is attached hereto as Exhibit 2.

The Reporting Persons may, from time to time, enter into and dispose of option contracts with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount.  The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Amended and Restated Group Agreement, dated June 16, 2011, by and among (i) Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P.; BD Partners III, L.P.; BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin; (ii) Double Black Diamond Offshore Ltd.; Black Diamond Offshore Ltd.; Carlson Capital, L.P.; Asgard Investment Corp.; Clint D. Carlson; and (iii) Michael Brodsky

Exhibit 2
Joint Filing Agreement, dated June 17, 2011, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P.; BD Partners III, L.P.; BC Advisors, LLC; Steven R. Becker; Matthew A. Drapkin; and Michael Brodsky

Exhibit 3	Notice, dated June 1, 2011, from Becker Drapkin Partners (QP), L.P. and Becker Drapkin Partners, L.P. to the Vice President, General Counsel and Secretary of Ruby Tuesday, Inc.
Exhibit 4	Power of Attorney dated July 19, 2010, signed by Steven R. Becker
Exhibit 5	Power of Attorney dated March 16, 2010, signed by Matthew A. Drapkin

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           June 17, 2011

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BD PARTNERS III, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

MICHAEL BRODSKY

By:	/s/ Michael Brodsky